================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated January 15, 2001 re Launch of viaIP Multi-Service Platform to the European Market.

2. RADVision Ltd. Press Release dated January 17, 2001 re RADVision's Multi-Service viaIP Platform Awarded Product of the Year Award for Best Enhanced Service Platform.

3. RADVision Ltd. Press Release dated January 22, 2001 re RADVision and Ubiquity Announce Interoperability of SIP Technology.

                                                                          ITEM 1

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: +972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  www.radvision.com                  www.radvision.com


             RADVision Launches viaIP Multi-Service Platform to the
                                 European Market

  PARIS, MUNICH, AND LONDON ROAD SHOW COMPLETES WORLDWIDE PRODUCT INTRODUCTION

Mahwah, NJ, January 15, 2001 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the introduction of its chassis-based viaIP multi-service platform to the European market. The viaIP platform is being showcased at a three-city road show in Paris, Munich, and London, on January 15th, 16th and 18th respectively. This European launch completes the global introduction of the viaIP platform first launched in the US market at ISPCon Fall 2000 and TeleCon 2000 in California, and then in the Asian market at Telecom Asia 2000 in Hong Kong. The European road show targets RADVision partners, channels and service providers looking to deploy voice, video and conferencing services over IP.

RADVision's viaIP all-in-one-solution integrates multimedia gateway, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, Voice and Video over IP (V2oIP(TM)) solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video, and data services.

"The viaIP sets a new price/performance standard for high-capacity multipoint/gateway platforms. It supports the greatest number of concurrent users, conferences, and participants. We designed the viaIP to be the most powerful, cost-effective multipoint conferencing solution available today," said Dr. Michelle Blank, RADVision's VP of Galactic Marketing. "Our global product launch underscores our commitment to facilitating the adoption of IP communications worldwide. We work closely with our international distribution and channel partners, providing them with the tools and support they need to help their customers deploy IP-centric voice, video, and conferencing services."

About the viaIP 400

Scheduled to begin shipping in Q1/2001, the viaIP 400 is the first version of the viaIP platform to be introduced. It is a 4-slot Compact PCI(R) (cPCI) chassis that supports hot-swappable, mix-and-match functionality. This highly configurable and scaleable design supports MCU cards for multipoint V2oIP conferencing functionality for 30, 60, and 100 conferencing ports per card and high performance Windows NT(TM) application server cards for running Data Collaboration Server (DCS) and Enhanced Communication Server (ECS) applications. DCS provides T.120 data sharing capabilities. ECS provides advanced gatekeeper functionality for managing H.323 network resources, implementing policies, and call control for real-time voice and video traffic. Multimedia Gateway cards with two PRI interfaces per card for translation between H.320 and H.323 will be introduced Q2/2001.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release

Contact:

                                                         Jody Burfening
Karen Gurwitz                David Seligman              Sanjay Hurry
Dir. Corp. Communications    CFO                         Investor Relations
RADVision, Inc.              RADVision, Ltd.             LHA
Tel: 201.529.4300, x305      Tel: +972.3.645.5446        Tel: 212.838.3777
kgurwitz@radvision.com       Seligman@tlv.radvision.com  jbs@lhai.com
www.radvision.com            www.radvision.com           www.lhai.com

                RADVision's Multi-Service viaIP Platform Awarded
          Product of the Year Award for Best Enhanced Service Platform


       INTERNET TELEPHONY MAGAZINE RECOGNIZES RADVISION'S CONTRIBUTION TO
          THE DEVELOPMENT OF NEXT-GENERATION GLOBAL TELECOMMUNICATIONS

Mahwah, New Jersey, January 17, 2001 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that its new viaIP multi-service platform has been selected by Internet Telephony magazine as the winner of their prestigious Product of the Year Award in the Service Creation/Enhanced Services Platform category. This is the fourth consecutive year that RADVision has been selected for a Product of the Year Award by Internet Telephony Magazine. RADVision's viaIP all-in-one-chassis-based solution integrates multimedia gateway, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, Voice and Video over IP (V2oIP(TM)) solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video, and data networks.

"The Internet Telephony(R) Product of the Year award allows us to honor exemplary products across a broad span of the marketplace," said TMC president and group publisher Rich Tehrani. "As the industry matures, we're finding more than just products and services on the market -- entire solutions are being offered. The awards, selected by the editors of Internet Telephony(R) Magazine and the engineers of TMC Labs, are designed to honor those companies, such as RADVision for their viaIP multi-service platform, as they continue to forge ahead with the development of next-generation global telecommunications."

"We are very proud of being recognized by Internet Telephony for the fourth consecutive year as a market leader in providing IP-centric voice, video and conferencing solutions," said RADVision's vice president of galactic marketing, Dr. Michelle Blank. "These awards reflect our commitment to delivering best-of-breed solutions for IP-centric communications. The viaIP sets a new price/performance standard for high-capacity multipoint/gateway platforms. It supports the greatest number of concurrent users, conferences, and participants. We designed the viaIP to be the most powerful, cost-effective multipoint conferencing solution available today."

About the viaIP 400

Scheduled to begin shipping in Q1/2001, the viaIP 400 is the first version of the viaIP platform to be introduced. It is a 4-slot Compact PCI(R) (cPCI) chassis that supports hot-swappable, mix-and-match functionality. This highly configurable and scaleable design supports MCU cards for multipoint V2oIP conferencing functionality for 30, 60, and 100 conferencing ports per card and high performance Windows NT(TM) application server cards for running Data Collaboration Server (DCS) and Enhanced Communication Server (ECS) applications. DCS provides T.120 data sharing capabilities. ECS provides advanced gatekeeper functionality for managing H.323 network resources, implementing policies, and call control for real-time voice and video traffic. Multimedia Gateway cards with two PRI interfaces per card for translation between H.320 and H.323 will be introduced Q2/2001 more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 3

For Immediate Release

Contact:                                                      Jody Burfening
Karen Gurwitz                 David Seligman                  Sanjay Hurry
Dir. Corp. Communications     CFO                             Investor Relations
RADVision, Inc.               RADVision, Ltd.                 LHA
Tel: 201.529.4300, x305       Tel: +972.3.645.5446            Tel: 212.838.3777
kgurwitz@radvision.com        Seligman@tlv.radvision.com      jbs@lhai.com

Ubiquity                            Ubiquity North America
Ian Courtney                        Kim Dixon
Director of Communications          VP Corporate Communications
Ubiquity Software Corporation       Ubiquity Software Corporation
Tel: +44 (0) 1633 765600            Tel: +613.2.271.2027
icourtney@ubiquity.net              kdixon@ubiquity.net


       RADVision and Ubiquity Announce Interoperability of SIP Technology

      UBIQUITY'S HELMSMAN APPLICATION SERVICES PLATFORM INTEROPERABLE WITH
                    RADVISION'S HIGH-PERFORMANCE SIP TOOLKIT

Mahwah, New Jersey and Newport, UK, January 22, 2001-- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and Ubiquity Software Corporation, a leading developer of end-to-end Session Initiation Protocol (SIP) service solutions, announced today that they have successfully proven interoperability between RADVision's SIP Toolkit and the Ubiquity Helmsman(R) Applications Services Platform.

The RADVision SIP Toolkit was tested with Ubiquity's Helmsman SIP Network Server and Helmsman Desktop for SIP to demonstrate the interoperability between the two companies' leading SIP-based products. RADVision successfully tested a broad range of SIP, Session Description Protocol (SDP) and Real-time Transport Protocol (RTP) configurations and scenarios with Ubiquity's SIP proxy server and user agent.

SIP is a signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP sessions involve one or more participants and can use unicast or multicast communication. Borrowing from prolific Internet protocols such as HTTP and SMTP, SIP is text-encoded and highly extensible. SIP may be extended to accommodate features and services such as call control services, mobility, interoperability with existing telephony systems, and more.

Michael Eaton, chief marketing officer of Ubiquity said, "We are delighted to work with RADVision to conduct interoperability testing with the Helmsman product suite. To have a company with such a long history of achievement in IP communications as RADVision benchmarking your end-to-end solutions signals the status achieved by Ubiquity. This provides an endorsement of Ubiquity as one of the leaders in carrier class SIP focused software."

"As champions of interoperability, RADVision is committed to providing all the IP communication protocols needed to allow any user, using any device, to communicate over any network, anywhere," said Dr. Michelle Blank, vice president of galactic marketing for RADVision. "Conducting interoperability testing with companies like Ubiquity, who provide high-performance SIP-based endpoints, is key to achieving interoperability for products built around RADVision's family of developer toolkits, including SIP, MGCP, H.248/Megaco, and H.323."

                                     more...

At the recent SIP Bake-Off co-hosted by Sun Microsystems and Sylantro, RADVision successfully tested its SIP technology for interoperability with many of the over sixty vendors and research organizations represented there. The Bake-Off, the largest SIP event to date, was held at Sun facilities in Cupertino, California on December 5-8, 2000.

About the Helmsman SIP Network Server and Desktop for SIP

The Helmsman SIP Network Server equips the Service Provider's existing network with Next Generation Network capability. SIP Proxy, Redirect, Location and Registration server functions within the Helmsman SIP Network Server uniquely address the service provider requirements for a robust, fault-tolerant, high-capacity network solution.

Desktop for SIP is a lightweight client application residing within an end user's personal computer. It embeds revenue-generating services within familiar desktop applications such as Microsoft Office, and Internet Explorer. Helmsman Desktop bookends the end-to-end Ubiquity solution.

About RADVision's SIP Toolkit

The RADVision SIP toolkit is RFC2543 (SIP) and RFC2327 (SDP) compliant and is suitable for the development of any of the logical entities defined in SIP, including User Agent, Proxy, Redirect Server, and Registrar. Designed for speed, RADVision's high performance multi-threaded SIP implementation utilizes a unique parsing engine. Separate dedicated parsers are used for SIP and SDP (Sessions Description Protocol) parsing. RADVision's exclusive "one-time on-demand" parsing provides further performance enhancements by parsing only the required message parts, only when required. Designed also for extensibility and customization, RADVision's SIP toolkit uses an intuitive, layered, object-oriented API. Developers can use callbacks and hooks to inject customized code to modify stack behavior to accommodate new extensions for expanded functionality beyond the baseline specification.

About Ubiquity Software Corporation

Ubiquity Software Corporation has developed the Helmsman Application Services Platform, SIP Proxy Server and User Agents to enable Service Providers to build next generation services that bind tightly with customers business applications. The software suite also comprises an advanced toolkit to enable core network and enterprise based service creation. The platform has received "Product of the Year" awards from two industry publications in the next generation services platform category. Ubiquity is based in Newport, South Wales, UK and Kanata, Ontario, Canada. Additional information is available at http://www.ubiquity.net.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.


                                     more...

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: January 22, 2001